UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

MoonLake Immunotherapeutics
(Name of Issuer)

Class A ordinary share, par value $0.0001 per share
(Title of Class of Securities)

G4444C102
(CUSIP Number)

06 August 2022
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G4444C102	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Merck Healthcare KGaA, Darmstadt Germany an affiliate of Merck KGaA, Darmstadt, Germany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,330,231[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,330,231[1]
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,231[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[2]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 The record holder of the securities covered by this Schedule 13G is Merck Healthcare KGaA, Darmstadt Germany, an affiliate of Merck KGaA Darmstadt, Germany. Merck Healthcare KGaA, Darmstadt Germany is a dominantly controlled subsidiary of Merck KGaA, Darmstadt, Germany and E.Merck KG, Darmstadt Germany. Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 40) and the beneficiary of Merck Healthcare KGaA, Darmstadt Germany. Merck KGaA, Darmstadt Germany is dominantly controlled by E.Merck KG, Darmstadt Germany. Merck Healthcare KGaA, Darmstadt Germany, currently holds 3,330,231 Class C ordinary shares of the Issuer (the “Class C Shares”) and 99,000 Common Shares of MoonLake Immunotherapeutics AG, a Swiss stock corporation and subsidiary of the Issuer (the “Common Shares”). Pursuant to the terms of that certain Restated and Amended Shareholders’ Agreement, dated April 5, 2022, between the Issuer, MoonLake Immunotherapeutics AG, Merck Healthcare KGaA, Darmstadt Germany, and the other parties named therein, which was attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2022 (the “Issuer Form 8-K”) and is incorporated by reference herein, Merck Healthcare KGaA has the right, commencing on October 05, 2022, to exchange such Common Shares for 3,330,231 Class A ordinary shares of the Issuer (assuming exercise of such exchange right with respect to all Common Shares held by Merck Healthcare KGaA), whereupon a number of Class C Shares belonging to Merck Healthcare KGaA equal to the number of Class A ordinary shares to be received by Merck Healthcare KGaA shall be surrendered by Merck Healthcare KGaA and, on surrender, automatically cancelled by the Issuer

2 This percentage assumes exchange of all Common Shares and surrender of all Class C Shares held by Merck Healthcare KGaA, Darmstadt Germany for a total of 3,330,231 Class A ordinary shares and is based upon 36,925,639 Class A ordinary shares outstanding as of July 25, 2022 as reported in Amendment No. 5 to the Registration Statement on Form S-1 filed by the Issuer on July 26, 2022 (the “July 26 Form S-1”). As of the date of this filing, the Class C shares held by Merck Healthcare KGaA, Darmstadt Germany represent 6.3% of the Issuer’s total voting ordinary shares based upon 52,701,111 voting ordinary shares outstanding as of July 25, 2022 as reported in the July 26 Form S-1, of which 36,925,639 shares were Class A ordinary shares and 15,775,472 shares were Class C ordinary shares.

Cusip No. G4444C102	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Merck KGaA, Darmstadt, Germany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,330,231[3]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,330,231[3]
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,231[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[4]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3 The record holder of the securities covered by this Schedule 13G is Merck Healthcare KGaA, Darmstadt Germany, an affiliate of Merck KGaA Darmstadt, Germany. Merck Healthcare KGaA, Darmstadt Germany is a dominantly controlled subsidiary of Merck KGaA, Darmstadt, Germany and E.Merck KG, Darmstadt Germany. Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 40) and the beneficiary of Merck Healthcare KGaA, Darmstadt Germany. Merck KGaA, Darmstadt Germany is dominantly controlled by E.Merck KG, Darmstadt Germany. Merck Healthcare KGaA, Darmstadt Germany, currently holds 3,330,231 Class C ordinary shares of the Issuer (the “Class C Shares”) and 99,000 Common Shares of MoonLake Immunotherapeutics AG, a Swiss stock corporation and subsidiary of the Issuer (the “Common Shares”). Pursuant to the terms of that certain Restated and Amended Shareholders’ Agreement, dated April 5, 2022, between the Issuer, MoonLake Immunotherapeutics AG, Merck Healthcare KGaA, Darmstadt Germany, and the other parties named therein, which was attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2022 (the “Issuer Form 8-K”) and is incorporated by reference herein, Merck Healthcare KGaA has the right, commencing October 05,2022, to exchange such Common Shares for 3,330,231 Class A ordinary shares of the Issuer (assuming exercise of such exchange right with respect to all Common Shares held by Merck Healthcare KGaA), whereupon a number of Class C Shares belonging to Merck Healthcare KGaA equal to the number of Class A ordinary shares to be received by Merck Healthcare KGaA shall be surrendered by Merck Healthcare KGaA and, on surrender, automatically cancelled by the Issuer.

4 This percentage assumes exchange of all Common Shares and surrender of all Class C Shares held by Merck Healthcare KGaA, Darmstadt Germany for a total of 3,330,231 Class A ordinary shares and is based upon 36,925,639 Class A ordinary shares outstanding as of July 25, 2022 as reported in Amendment No. 5 to the Registration Statement on Form S-1 filed by the Issuer on July 26, 2022 (the “July 26 Form S-1”). As of the date of this filing, the Class C shares held by Merck Healthcare KGaA, Darmstadt Germany represent 6.3% of the Issuer’s total voting ordinary shares based upon 52,701,111 voting ordinary shares outstanding as of July 25, 2022 as reported in the July 26 Form S-1, of which 36,925,639 shares were Class A ordinary shares and 15,775,472 shares were Class C ordinary shares.

Cusip No. G4444C102	13G	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS E.Merck KG, Darmstadt Germany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,330,231[5]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,330,231[5]
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,231[5]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[6]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

5 The record holder of the securities covered by this Schedule 13G is Merck Healthcare KGaA, Darmstadt Germany, an affiliate of Merck KGaA Darmstadt, Germany. Merck Healthcare KGaA, Darmstadt Germany is a dominantly controlled subsidiary of Merck KGaA, Darmstadt, Germany and E.Merck KG, Darmstadt Germany. Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 40) and the beneficiary of Merck Healthcare KGaA, Darmstadt Germany. Merck KGaA, Darmstadt Germany is dominantly controlled by E.Merck KG, Darmstadt Germany. Merck Healthcare KGaA, Darmstadt Germany, currently holds 3,330,231 Class C ordinary shares of the Issuer (the “Class C Shares”) and 99,000 Common Shares of MoonLake Immunotherapeutics AG, a Swiss stock corporation and subsidiary of the Issuer (the “Common Shares”). Pursuant to the terms of that certain Restated and Amended Shareholders’ Agreement, dated April 5, 2022, between the Issuer, MoonLake Immunotherapeutics AG, Merck Healthcare KGaA, Darmstadt Germany, and the other parties named therein, which was attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2022 (the “Issuer Form 8-K”) and is incorporated by reference herein, Merck Healthcare KGaA has the right, commencing October 05, 2022, to exchange such Common Shares for 3,330,231 Class A ordinary shares of the Issuer (assuming exercise of such exchange right with respect to all Common Shares held by Merck Healthcare KGaA), whereupon a number of Class C Shares belonging to Merck Healthcare KGaA equal to the number of Class A ordinary shares to be received by Merck Healthcare KGaA shall be surrendered by Merck Healthcare KGaA and, on surrender, automatically cancelled by the Issuer.

6 This percentage assumes exchange of all Common Shares and surrender of all Class C Shares held by Merck Healthcare KGaA, Darmstadt Germany for a total of 3,330,231 Class A ordinary shares and is based upon 36,925,639 Class A ordinary shares outstanding as of July 25, 2022 as reported in Amendment No. 5 to the Registration Statement on Form S-1 filed by the Issuer on July 26, 2022 (the “July 26 Form S-1”). As of the date of this filing, the Class C shares held by Merck Healthcare KGaA, Darmstadt Germany represent 6.3% of the Issuer’s total voting ordinary shares based upon 52,701,111 voting ordinary shares outstanding as of July 25, 2022 as reported in the July 26 Form S-1, of which 36,925,639 shares were Class A ordinary shares and 15,775,472 shares were Class C ordinary shares.

Cusip No. G4444C102	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

MoonLake Immunotherapeutics

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Dorfstrasse 29
Zug, Switzerland 6300

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

Merck Healthcare KGaA, Darmstadt, Germany an affiliate of Merck KGaA Darmstadt Germany

Merck KGaA, Darmstadt, Germany

E.Merck KG, Darmstadt, Germany

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(l) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Merck Healthcare KGaA, Darmstadt, Germany an affiliate of Merck KGaA Darmstadt, Germany, and Merck KGaA: Frankfurter Strasse 250, 64293 Darmstadt, Germany

E.Merck KG: Emanuel-Merck-Platz 1, 64293 Darmstadt, Germany

Item 2(c).	Citizenship:

The Reporting Persons Merck Healthcare KGaA an affiliate of Merck KGaA Darmstadt Germany, Merck KGaA and E.Merck KG are organized in Germany.

Item 2(d).	Title of Class of Securities:

Class A ordinary share, par value $ 0.0001 per share

Item 2(e).	CUSIP Number:

G4444C102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. G4444C102	13G	Page 6 of 7 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 3,330,231 Class A ordinary shares. See notes 1, 3 and 5 on the Cover Pages.

(b)	Percent of class: 8.3%; see notes 2, 4 and 6 on the Cover Pages.

(c)	Number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or to direct the vote: 3,330,231
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 3,330,231
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. G4444C102	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCK HEALTHCARE KGAA, DARMSTADT, GERMANY an affiliate of Merck KGaA, Darmstadt, Germany		MERCK HEALTHCARE KGAA, DARMSTADT, GERMANY an affiliate of Merck KGaA, Darmstadt, Germany

Date:	August 01, 2022	Date:	August 01, 2022

By:	/s/ Matthias Muellenbeck	By:	/s/ Jens Eckhardt

Name:	Matthias Muellenbeck	Name:	Jens Eckhardt

Title:	SVP Business Development and Alliance Management	Title:	Head of Legal Business Development

MERCK KGAA, DARMSTADT, GERMANY		MERCK KGAA, DARMSTADT, GERMANY

Date:	August 01, 2022	Date:	August 01, 2022

By:	/s/ Jens Eckhardt	By:	/s/ Johannes Eckhardt

Name:	Jens Eckhardt	Name:	Johannes Eckhardt

Title:	Head of Legal Business Development	Title:	Senior Corporate Counsel

E.MERCK KG, DARMSTADT, GERMANY		E.MERCK KG, DARMSTADT, GERMANY

Date:	August 01, 2022	Date:	August 01, 2022

By:	/s/ Johannes Eckhardt	By:	/s/ Kristin Eibisch

Name:	Johannes Eckhardt	Name:	Kristin Eibisch

Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

CUSIP NO. G4444C102	13G	Exhibits

EXHIBIT INDEX

Exhibit 99.1   Joint Filing Agreement, dated August 01, 2022, by and between Merck Healthcare KGaA an affiliate of Merck KGaA, Darmstadt, Germany, Merck KGaA, Darmstadt, Germany and E.Merck KG, Darmstadt, Germany.

Exhibit 99.2   Power of Attorney